CORRESPONDENCE

May 6, 2010

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Catalyst Funds, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

Today the Catalyst Funds (the "Trust") filed Post-Effective Amendment No. 36 to the Trust's Registration Statement for the main purpose of registering shares of the Catalyst Strategic Value Fund and to conform the prospectus to the requirements of the new form N1-A statutory and summary prospectus requirements.  The Trust understands that the SEC staff would like registrants to submit, via electronic filing, PDF versions of the (i) prospectus and (ii) Statement of Additional Information which where included in Post-Effective Amendments.  The PDF files are attached.

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

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